[Dendreon Letterhead]

September 17, 2008

VIA EDGAR AND FACSIMILE ((202) 772-9217)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler, Bryan Pitko and Suzanne Hayes

Re:	Dendreon Corporation Annual Report on Form 10-K for the Year Ended December 31, 2007 (File No. 000-30681)

Ladies and Gentlemen:

Reference is made to the letter dated August 28, 2008 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2007 (the “Annual Report”) filed by Dendreon Corporation (the “Company”) on March 12, 2008.  The Company has considered these comments and has the responses set forth below.  For ease of reference, the Staff’s comments precede each response below.

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Collaborations, page 9

1.
We note your discussion of your agreement with Genentech here and on page 39.  Specifically, we note your statement on page 39 that the $1.0 million up-front fee will be recognized over 10 years, which represents an estimate of your continuing obligations under the agreement.  Please describe your obligations under the agreement.  Additionally, if there have been any other payments made/received under the agreement or if there is the possibility for milestone payments, these amounts should be disclosed.  If either party has the obligation to pay royalties, please disclose the percentage range of such royalties.

Under the terms of the Genentech collaboration agreement (the “Genentech Agreement”), the Company and Genentech agreed to collaborate in the preclinical research, clinical development and commercialization of products derived from the Company’s trp-p8 gene platform.

1.	Significant Obligations

Below is a brief description of the Company’s significant obligations under the Genentech Agreement.

a. Product Development Programs

Genentech is primarily responsible for the pre-clinical program of monoclonal products and the identification of potential lead monoclonal antibodies while the Company is primarily responsible for the pre-clinical program for small molecules and the identification of a potential lead small molecule.  The Company is solely responsible for sponsoring Phase I and Phase II clinical trials approved by the Joint Steering Committee (the “JSC”) for the monoclonal products program and for all tasks associated therewith at its sole expense (except for the manufacturing and supply of clinical supplies of products) for the first monoclonal product until (i) there is a pivotal trial, (ii) the JSC determines to proceed with Phase III clinical trials or (iii) the JSC terminates development efforts for the product.  The Company had equivalent obligations with respect to the small molecule program; however, such obligations lapsed when Genentech declined to exercise its option to participate in the clinical development and commercialization of small molecule products in 2006.

b. Governance

The Genentech Agreement provides for the formation of the JSC, which acts as a consultative and governance body for the purpose of approving strategy, providing direction and overseeing the progress of the programs and performing other functions as assigned.  The Company does not believe that participation on the JSC is a substantive obligation or deliverable.  While the Genentech Agreement provides for periodic meetings of the JSC, no meetings have been held since June 2005 and none are anticipated unless and until Genentech has made progress on the monoclonal antibodies program that it wishes to report.  It is the Company’s view that while participation on the JSC to govern the programs and their progress is important, it is not a deliverable or obligation as the inclusion or exclusion of the JSC activities does not cause the arrangement consideration to vary and no separate consideration was identified solely for participation in the JSC activities.

c. Performance Period

Pursuant to its terms, the expiration of the Genentech Agreement is the later of (i) ten years after the first commercial sale, or (ii) the expiration of the last to expire of relevant patents or patent rights, which are currently expected to expire in July 2018.  Since the Company is obligated to pay for the costs of Phase I and II clinical trials, if any are pursued, the Company determined that the appropriate estimated performance period would end upon the termination of the agreement less the estimated time it would take Genentech to perform Phase III trials through commercialization (the important assumption being that no program would commence early clinical trials if it could not reach commercialization prior to the expiration of patent protection).  The Company examined historical data to determine the average length of time it would take for Genentech to begin a Phase III clinical trial, proceed through the regulatory agency and through eventual commercialization of a product.  Historical data indicates the timeline can range from 5 to 8 years based upon the size of the trial and indication.   This resulted in the determination of a performance period of 10 years, equal to the estimated remaining patent life less the estimated time to perform Phase III trials through commercialization after the Company’s Phase II funding obligations were completed.  The period continues to be reviewed and the estimate may be revised in the future; however, adjustments to this period are not expected to have any significant impact on the Company’s financial statements since the Company is currently recognizing the up-front payment of $1.0 million over ten years (i.e., approximately $80,000 per year in revenue).

2.	Payments made and received and obligations to pay royalties under the Genentech Agreement

At inception, the Company received an equity investment of $2.0 million and an up-front, non-refundable fee of $1.0 million.  There have been no other payments made or received under the Genentech Agreement.  Upon the occurrence of certain events, the Genentech Agreement provides for profit sharing and/or royalties.  There is currently no reasonable possibility for milestone payments under the Genentech Agreement, and neither party is currently obligated to pay royalties under the Genentech Agreement.

2.	Please describe each party’s rights and obligations under your agreement with Amgen Fremont, including payments made to date and aggregate potential milestone payments, if any.

This agreement concerns intellectual property relating to human antibody technologies jointly developed by Amgen Fremont and the Company.  At present, neither party is working on the project contemplated in this agreement.  Neither party has paid or received any payment nor anticipates payment obligations under the agreement.  Accordingly, the Company believes that this agreement is not material, and to avoid any implication otherwise, the Company does not expect to make reference to this agreement in future filings.

3.	We note that you have entered into a material contract with Diosynth TRP, Inc. for the raw materials necessary to produce Provenge. Please disclose the following information about the agreement:

•	Minimum purchase agreements;
•	Exclusivity provisions;
•	Term and termination provisions; and
•	All other material terms.

This is a material agreement that has been filed with the Commission (as Exhibit 10.11 to the Annual Report, incorporated therein by reference to Exhibit 10.41 to the Company’s Current Report on Form 8-K filed on December 28, 2005) with confidential treatment granted as to certain portions.

•
Minimum purchase agreements.  Confidential treatment has been granted with respect to the minimum amounts the Company must purchase under the agreement.  However, as disclosed in the Annual Report, the Company’s remaining obligation as at December 31, 2007 was to pay Diosynth approximately $7.8 million upon the delivery of commercial scale antigen.  In addition, the Company has disclosed that it submitted its first order to Diosynth for commercial scale quantities in January 2007, that such order was binding (see, e.g., Note 7 to the Company’s Consolidated Financial Statements, filed with the Company’s Quarterly Report for the Three Months Ended September 30, 2007) and that the Company began to receive antigen pursuant to this order in November 2007.  In addition, the Company disclosed that the final delivery of and payment for such first order was made in July 2008 in Note 8 to the Company’s Consolidated Financial Statements, filed with the Company’s Quarterly Report for the Three Months Ended June 30, 2008.

•	Exclusivity provisions. The agreement contains no exclusivity provisions with respect to either party.

•
Term and termination provisions.  Confidential treatment has been granted with respect to the term of the agreement; however, the Company has disclosed that it is a long-term supply agreement.  The agreement may be terminated early upon material breach or default by either party or if one party makes an assignment of the agreement for the benefit of its creditors or is placed in receivership, liquidation or bankruptcy.

•
Other material terms.  The Company has disclosed that it placed an order and began receiving shipments under the agreement.  The Company does not believe there are any other material terms of this agreement to be disclosed.

The Company believes it has disclosed all material information about this agreement for which confidential treatment has not been granted.  As appropriate and relevant during the term of the agreement, the Company may provide additional detail with respect to the agreement in future periodic filings.

Intellectual Property, page 10

4.	Please identify material patents owned or licensed to you, the product candidates dependent on these patents and disclose when the patents expire.

The Company is a biotechnology company focused on the discovery, development and commercialization of novel therapeutics to fight cancer.  The Company has several product candidates in development but none that have yet been approved for sale; accordingly, none of the Company’s patents is currently material in that none of them materially affect the Company’s business or finances.  Assuming a Company product is approved for commercialization, the Company will identify which patents are material to that product.  But at present, the Company cannot determine which of its patents, if any, may one day be material.

Results of Operations For the Years Ended December 31, 2007, 2006 and 2005, page 39

5.	Please disclose the following information about your agreement with Wilex AG:

•	Aggregate payments to date;
•	Aggregate potential milestone payments;
•	Royalty provisions, including the percentage range of royalties if applicable;
•	Term and termination provisions; and
•	All other material terms.

In addition, please file this agreement as an exhibit to your Form 10-K or tell us why you believe it is not required to be filed.

As set forth in the Annual Report, this agreement provided Wilex AG with an option to purchase the Company’s intellectual property in small molecule inhibitors of urokinase plasminogen activator.  Wilex exercised this option on March 7, 2007, paying the Company $500,000.  Although Wilex remains obligated to make certain milestone payments to the Company contingent upon the occurrence of future events, the Company has in all substantive respects met the performance obligations of this agreement.  Accordingly, the Company believes that this agreement itself is not material, and the Company does not expect to make reference to this agreement in future filings.  Although this agreement has in all substantive respects been performed and is not material, the Company disclosed certain aspects of this agreement because it was the primary source of the Company’s revenues in 2007.  As the Company does not yet have a steady stream of revenues, the Company disclosed the agreement in order to discuss why revenues increased approximately $500,000 from 2006 to 2007.

    In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 829-1506 or Esmé Smith ((650) 739-3929) or Jacob Tiedt ((312) 269-4357) of Jones Day if you have any further questions regarding this filing.  Thank you for your attention to this matter.

Best regards,

/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President and General Counsel

cc:	Christopher M. Kelly, Esq.